PRECISION OPTICS CORPORATION 22 EAST BROADWAY GARDNER, MASSACHUSETTS 01440-3338 Telephone 978 / 630-1800 Telefax 978 / 630-1487

July 24, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for Precision Optics Corporation, Inc.

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-273346) filed by Precision Optics Corporation, Inc. (the “Company”) on July 20, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Gregory S. Fryer of Verrill Dana, LLP, counsel to the Company, at (207) 253-4402.

Sincerely,

/s/ Joseph N. Forkey

Joseph N. Forkey

Chief Executive Officer, President and Treasurer

cc: Gregory S. Fryer, Verrill Dana, LLP